Exhibit 6.9

Offer of Employment

Pacaso

March 2nd, 2021

David Willbrand

davidwillbrand@gmail.com

RE: Offer of Employment, Chief Legal Officer

Dear David,

On behalf of Pacaso (or “Company”), it is my pleasure to offer you the full-time exempt position of Chief Legal Officer.

Responsibilities

This position reports initially into CEO but as the nature of the work evolves to be more consumed with public company legal responsibilities, this role may report into the CFO. Responsibilities are outlined in EXHIBIT A.

Compensation and Benefits

Your annualized salary will be $250,000 and will be payable semi-monthly in accordance with the Company’s standard payroll practices. Your formal employment Start Date is April 12th, 2021 however you will be available immediately to provide your services through your law firm. You will be eligible to start vesting your equity as of March 2nd, 2021, and you will be formally compensated through payroll as of April 12, 2021. During the rest of your time at your law firm, you agree not to bill your time working on Pacaso related matters.

There is no specific limit to vacation days and can be used at the employee’s discretion. Employee is expected to use best judgment when vacation planning, and excessive vacation time should generally only occur when employee’s results are exceeding expectations. Because vacation time is not accrued, vacation time will not be paid at the end of employment. You will be eligible to participate in the company benefit plans, including health, vision, dental and 401k.

Travel and Expenses

The company will pay all reasonable travel and entertainment expenses, in accordance with the Pacaso expense policy. You will submit an expense report on a monthly basis.

Stock

You will receive an equity grant of 125,000 shares of restricted stock. Near your 4-year anniversary with the company, you will be eligible to receive a second stock grant. Details outlined in EXHIBIT B.

At-Will Employment

Your employment with Pacaso will be at-will, which means that either you or the Company can terminate the employment relationship at any time, with or without notice or reason. As such, the Company may modify job titles, duties, salaries and benefits from time to time as it deems necessary. The Company reserves the right to re-evaluate its employment relationship with Employee at any time and at regular intervals.

Conditions

This offer of employment is contingent upon your execution of a Non-Disclosure, Non-Solicitation and Non-Competition Agreement and verification of your lawful employment status as required by the Immigration Reform and Control Act of 1986.

Acceptance of Employment

Please sign and return this letter at your earliest convenience.

Sincerely,
Austin Allison
3/2/2021
Company Signature	Date

Employee Acknowledgment

I have reviewed the above information and accept employment in the position and under the terms and conditions as set forth above.

3/2/2021
Employee Signature	Date

EXHIBIT A

Essential Duties

●	Serve as General Counsel on all legal areas within the company, including general corporate, governance, employment, securities matters, commercial contracts, IP, Privacy/security, litigation, and policy.
●	Oversee and help develop our legal strategy for a wide variety of product, corporate, regulatory, and commercial opportunities.
●	Advise our leadership, product, revenue, and other teams, and help us understand when to take risks, how to mitigate them, and when to avoid them. Bring your deep experience and product knowledge to bear to give appropriate recommendations based on the context.
●	Build an internal legal team, hiring specialist lawyers and paralegals to support the diverse set of legal areas that need coverage
●	Manage outside counsel, continually striking the optimal balance cost and expertise balance between inside and external counsel

EXHIBIT B

Stock Options

You will have the opportunity to participate in equity ownership via stock. The terms will be defined in a separate Stock Agreement. Your stock option grant will vest according to the following vesting schedule:

●	25% of shares vest exactly 365 days from March 2nd, 2021.
●	1/36th of the remaining shares will vest per month for 36 months thereafter.

The eligibility of these shares will be defined in a separate Stock Option Award Agreement.